

Bear Cub Play Cafe

Come & Play at Bear Cub Cafe!

Business plan
Prepared April 2023

Contact Information

Cortney & Renny Kaczmarek

bearcubplaycafe@gmail.com

(719) 553-6131

https://sites.google.com/view/bearcubplaycafe/home

Table of Contents

Executive Summary

Opportunity

Problem

Parents and guardians around the Southern Indiana area are in need of a local, kid-friendly space to allow our children time to interact with others, and play with different imaginative-based toys and fun play equipment they may not always have the opportunity to familiarize themselves with. As a parent in the Southern Indiana area myself, I feel the need for a place to take my toddler where she can run and play with other littles her age and I can work, meet up with friends or make new ones, enjoy a cup of coffee or bakery treat, or just have fun watching her play. There are trampoline parks and other fun places for the older kids in the area, but you'd have to cross the bridge to Louisville or travel even further to find a place where babies and toddlers can safely play.

Solution

Bear Cub Play Cafe would bring Southern Indiana a community-based, kid-friendly space that allows our children to imagine, explore, socialize, and be a kid while allowing adults a space to sit and relax, work, eat, read a book, talk to other parents, or make new friends in the community. Providing our community with a family-oriented space allows for even more community activities to take place in addition to the play cafe. We could become the village we parents truly need; offering parenting classes, networking parents and caregivers in need with those that could help, mommy & me yoga classes, and so much more. All within our Southern Indiana community.

Market

Within our overarching market of parents and guardians, we are able to serve three core groups; stay-at-home-parents/guardians, remote working parents/guardians, along with evening & weekend working parents/guardians. Based on information and research pulled from Environmental Systems Research

Institute, Inc. (ESRI) reports, there are approximately 28,025 preschool aged children and younger (0-4 years old) within 10-mile radius of central Clarksville, IN. There are no establishments that create this type of environment suited for young children and their parents/guardians located in Southern Indiana. Factor in the rapid growth of the area since the large investments in Jeffersonville and Clarksville have happened. There are more people than ever in our area and moving to our area, many with young children, and very few places for families with young children to go.

Market Trends

In recent years, there has been an increasing demand for indoor play establishments that offer children opportunities to engage in open-ended, imaginative play. This type of play allows children to explore their creativity, develop problem-solving skills, and learn through play. Many indoor play establishments are designed to cater specifically to children aged 0-4, offering a range of play activities that are age-appropriate and designed to stimulate their development.

One of the main market trends for indoor play establishments that focus on open-ended, imaginative play is the increasing popularity of sensory play. Sensory play is a type of play that stimulates a child's senses, such as touch, smell, taste, sight, and sound. This type of play is beneficial for young children as it helps to develop their cognitive, language, and social skills.

Another trend in the market is the use of technology to enhance play experiences. Some indoor play establishments are incorporating digital elements, such as augmented reality, interactive screens, and digital games, into their play areas to create a more immersive and engaging experience for children.

Additionally, there is a growing emphasis on safety and cleanliness in indoor play establishments. Parents are increasingly concerned about the risk of illness and infection in public spaces, especially those that cater to young children. As a result, many indoor play establishments are investing in measures to ensure that their premises are hygienic and safe for children to play.

In conclusion, the market trend for indoor play establishments geared towards children aged 0-4 that focus on open-ended, imaginative play is a growing industry. The trend towards sensory play, the use of technology, and a focus on safety and cleanliness are all key factors in the success of these establishments.

As parents become more aware of the benefits of play for their children's development, the demand for these types of establishments is likely to continue to grow.

Competition

The only competition currently in our area is Glow Worm Play Cafe in Louisville, Kentucky. This requires Southern Indiana parents and guardians to drive more than 15–20 minutes and likely pay tolls to cross the bridge (or use the old bridge directly into downtown), go to an area of Louisville right outside of Downtown that is difficult to navigate and can be confusing to locate. It is difficult to find any establishments that are solely centered on creating a space for babies and young toddlers to safely play. Most play spaces are geared more toward older kids and some may have an area or two that can accommodate young toddlers and babies, but likely at a larger risk. We differentiate ourselves by being one of the only places in the Southern Indiana area to offer a kid-friendly, safety-proofed area that parents will love bringing their kids to.

Why Us?

As parents ourselves, we understand firsthand the importance of finding a space where our little one feels at home. A place filled with engaging toys, appropriately sized play equipment, and imagination-building activities. By combining our knowledge of what families like ours are looking for with our vision for the theme and design of the play cafe, we believe parents will be eager to bring their children back time and time again. We've noticed that the only other local play cafe is somewhat minimalist, so we aim to provide a wide variety of toys, play structures, bookshelves, and cozy decor complete with colorful forest friends. Our concept is designed to delight children and get rave reviews from parents.

Expectations

Forecast

The financial goals for Bear Cub Play Cafe are to generate revenue and achieve profitability over the next three years. In the first year of business, the target revenue is $123,450, with steady growth in revenue over the following years. By the end of year three, the target revenue is $745,063. The business is expected to be profitable in the first year and continues to be profitable in the following years, with a net operating income target of $39,090 in year one and $372,256 by the end of year three.

To achieve these goals, key metrics such as monthly revenue and expenses, labor costs, and customer acquisition costs will be closely monitored. It is important to ensure that expenses are in line with revenue growth and that customer acquisition costs do not exceed the lifetime value of a customer. In addition, tracking and analyzing customer feedback and reviews will help improve our customer satisfaction and retention, leading to long-term business success. Overall, our focus is on sustainable growth and profitability while maintaining a high level of customer satisfaction.

Financial Highlights by Year



Financing Needed

In order to begin this business venture, we will need to finance the initial startup cost of $350,000 either through bank loans or investor funding. After the initial startup costs, the business' financial forecast shows potential for profit within the first year.

Initially, we will keep staffing lean by using our own personal labor and expertise to run and operate the business as we open and ramp up which will prepare us for our additional hires. This will help keep initial salary and benefit costs low until it makes sense to hire.

Opportunity

Problem & Solution

Problem Worth Solving

The key problem and unmet need that we are addressing for our community is the lack of family-friendly spaces that offer a combination of play and food services in the Southern Indiana area. There are few if any spaces of this kind in Southern Indiana geared toward families with babies and young toddlers.

Our solution

Our solution is Bear Cub Play Cafe! We will aim to provide a fun and safe environment for families to play, socialize, and enjoy a variety of food and beverages. Our play cafe will be designed to cater to families with young children, where they can explore, interact, and engage in activities that stimulate their cognitive, social, and physical development. We hope to offer a range of interactive play equipment, including small-sized indoor active play structures, a light table, play tent cottages, and "tree-houses", along with open-ended toys used to develop imaginative play. In addition, our food and beverage area will serve a variety of healthy and tasty snacks, meals, and beverages for both adults and children, including organic, gluten-free, and vegan choices. We plan to partner with local bakeries in the area to provide quality food and allow our patrons to sample different baked goods from establishments they may have otherwise never heard of or visited. Overall, our play cafe will provide a unique and fulfilling experience for families in the Southern Indiana area, meeting the unmet need for family-friendly spaces that offer a combination of play and food services.

Target Market

Market Size & Segments

Bear Cub Play Cafe intends to target stay-at-home parents, remote working parents, and weekend leisure-seeking parents, as well as parents traveling to or passing through the area. ESRI reports reveal a significant market opportunity for Bear Cub Play Cafe in the Southern Indiana area.

Jeffersonville, Indiana alone, has a population of approximately 46,000 with a median age of 38.4 years, and boasts a robust tourism industry with notable attractions such as the Big Four Bridge, the Falls of the Ohio State Park, and the Jeffersonville River Stage. Bear Cub Play Cafe plans to leverage this thriving tourism industry to attract both families visiting the area and the local community.

Furthermore, within a 10-mile radius of central Clarksville, which encompasses Clark and Floyd Counties, the population totals 500,459. Among this population, 27% or 134,123 people are between the ages of 25-44, and 6% or 28,026 individuals are children aged 0-4. Of the 204,149 total households in this area, 28% of them are households with children. In 2022, this population spent a total of $628,052,040 on Entertainment/Recreation, with the average spent being $2,920.60, and a total of $736,362,716 on Food Away From Home, with the average spent being $3,424.27.

Further analysis of ESRI reports reveals that within the aforementioned population, a total of 95.4% of those aged 16 and above are gainfully employed, with 61.6% holding white-collar positions. These white collar positions include careers within Management/Business/Financial, Professional, Sales, and Administrative Support. These types of jobs are more likely to allow employees more flexible schedules and the ability to work remotely to accommodate more of a work-life balance.

Market Growth

Play cafes, also referred to as indoor playgrounds or family entertainment centers, have become increasingly popular in recent years as a way for parents and caregivers to socialize and entertain young children in a safe and fun environment. With the growth of the children's entertainment industry and the increasing demand for family-friendly spaces, play cafes have emerged as a unique concept that combines play, learning, and socialization for children and adults.

Some of the market trends for play cafes in the United States include:

- *Increasing demand for interactive and immersive experiences*: Customers are seeking more interactive and engaging experiences that offer a blend of physical play, interactive play structures, sensory experiences, and themed play areas.
- *Focus on healthy and sustainable products*: Many play cafes are shifting towards offering healthier food and beverage options, organic and locally-sourced ingredients, and eco-friendly products to cater to health-conscious and environmentally-aware customers.
- *Multi-functional spaces*: Play cafes are increasingly being designed to cater to a variety of events and occasions, such as birthday parties, playdates, and classes, making them a versatile and convenient choice for parents.
- *Online presence and digital marketing*: Play cafes are using social media and digital marketing to reach new customers and promote their services, such as online booking, loyalty programs, and discounts.

Overall, the play cafe market in the United States is a dynamic and growing industry that offers a range of opportunities for entrepreneurs and investors. However, the industry is also highly competitive, and success depends on factors such as location, pricing, quality of services, and customer experience.

Competition

Current alternatives

The competitive landscape for Bear Cub Play Cafe in Southern Indiana includes various players in the market. There are some indoor playgrounds and play cafes in the surrounding areas that cater to families with young children. However, there are no direct competitors that provide a combination of play and food services in Southern Indiana.

One of the closest competitors is a local indoor playground that offers play equipment for young children. However, they do not provide food and beverage services or host private events like Bear Cub Play Cafe. There are also several fast-food restaurants and cafes in the area, but they do not offer a designated play area or cater specifically to families with young children.

Bear Cub Play Cafe's unique selling proposition is that it provides a welcoming and inclusive space for families with young children to play and socialize, while also offering a range of healthy and tasty food and beverage options. This unique combination of play and food services sets it apart from competitors in the area.

As the only play cafe in Southern Indiana, Bear Cub Play Cafe has a significant opportunity to capture a significant market share and become a leading player in the market. However, we will need to continuously monitor the competitive landscape and adjust our offerings to stay ahead of the competition.

Our advantages

Bear Cub Play Cafe has several key advantages over other competitors and alternatives in the market:

1. **Unique Concept**: Bear Cub Play Cafe is the only play cafe in Southern Indiana that will combine a play area for children with food and beverage services for both adults and children. This unique concept provides a one-stop shop for families with young children, who can enjoy playing and socializing while also having a meal or a snack.
2. **Inclusive Environment**: Our play cafe is committed to creating a welcoming and inclusive space that fosters creativity, curiosity, and imagination. We strive to provide an environment that is safe and comfortable for children of all abilities, including those with special needs.
3. **High-Quality Food**: Bear Cub Play Cafe hopes to offer a range of healthy and tasty food and beverage options for both adults and children. We plan to partner with local restaurants and bakeries who source their ingredients from local and organic suppliers, and offer options that cater to various dietary needs, including gluten-free, vegan, and vegetarian choices.
4. **Exceptional Service**: We are committed to providing exceptional service to our customers. Our staff will be trained to be friendly, attentive, and knowledgeable about our offerings. We will strive to create a memorable experience for each customer and build long-lasting relationships with our patrons.
5. **Convenient Location**: Bear Cub Play Cafe aims to be strategically located in Jeffersonville, which has a population of approximately 46,000 and a thriving

tourism industry. The cafe will be easily accessible and has ample parking, making it convenient for families to visit.

These key advantages will set Bear Cub Play Cafe apart from its competitors and alternatives in the market, and position it to become a leading player in the play cafe industry.

SWOT Analysis

Here is a breakdown of our SWOT analysis for Bear Cub Play Cafe:

Strengths:

- Unique business concept: Bear Cub Play Cafe offers a combination of a play area for children and a cafe for adults, which can be a unique selling point in the local market.
- Family-friendly environment: The play area and cafe create a family-friendly environment that can attract parents and caregivers looking for a safe and fun place to take their children.
- Location: The business is located in a high-traffic area with a significant population of families with young children.

Weaknesses:

- Limited target audience: The play area and cafe may primarily appeal to families with young children, which can limit the business's target audience.
- High startup costs: Starting a new play cafe can be expensive due to the need for specialized equipment and staffing.
- Reliance on discretionary spending: The business may be vulnerable to fluctuations in consumer spending, particularly during economic downturns.

Opportunities:

- Expansion: There may be opportunities to expand the business by opening additional locations in other areas with similar demographics and demand.

- Partnerships: The business may be able to partner with local schools, daycares, and community organizations to offer special events and promotions.
- Online presence: Building a strong online presence through social media and a website can help attract new customers and promote the business.

Threats:

- Competition: The business may face competition from other play areas and entertainment venues in the local market.
- Changes in consumer behavior: Changes in consumer behavior, such as a shift towards online shopping or home-based entertainment, can negatively impact the business.
- Legal and regulatory requirements: The business must comply with relevant laws and regulations, such as safety and health codes, which can increase operating costs and create potential legal risks.

Execution

Marketing & Sales

Marketing Plan

Bear Cub Play Cafe will use various marketing strategies to promote the business and attract customers. Our main strategies will include:

- *Social media marketing:* We will use platforms such as Facebook and Instagram to create a strong online presence, share updates, and connect with our customers.
- *Local partnerships:* We will partner with local community groups, organizations, schools, and businesses to increase our visibility and offer special discounts and promotions.
- *Event marketing:* We will participate in local events such as farmer's markets, festivals, and fairs to promote our business and reach new customers.
- *Southern Indiana Chamber of Commerce:* We will gain membership to our local chamber of commerce, 1si, which will provide widespread marketing at a low cost.

Sales Plan

Bear Cub Play Cafe's sales plan will focus on generating revenue from play passes, food and beverage sales, and private events. The main strategies to achieve these sales goals are:

1. Play Time Admission Pass Sales: The play area will offer hourly play sessions for parents and children to enjoy the indoor play areas. The sales strategy for play passes will include:

- Offering discounted rates for multiple visits or pre-purchased packages.
- Creating monthly membership programs for regular customers.

- Promoting the play area on social media platforms and through local partnerships.
- Hosting special events and theme days to attract new customers and retain current ones

2. Food and Beverage Sales: The cafe will serve a variety of healthy and tasty snacks, meals, and beverages for both adults and children. The sales strategy for food and beverage sales will include:

- Offering daily specials and seasonal menu items to keep customers interested.
- Promoting the cafe's food and beverage offerings on social media platforms and through local partnerships.
- Hosting special events and theme days with menu items to attract new customers and retain current ones.
- Creating a loyalty program for repeat customers.

3. Private Events: The play area and cafe will be available for private events, such as birthday parties, playgroups, and family gatherings. The sales strategy for private events will include:

- Offering customizable party packages that include playtime, food, and decorations.
- Creating partnerships with local schools and daycare centers to attract event bookings.
- Promoting the private event offerings on social media platforms and through local partnerships.
- Providing excellent customer service and attention to detail for every private event booking.

Overall, the sales plan for Bear Cub Play Cafe will focus on providing exceptional customer service, promoting the business through various channels, and creating a welcoming and inclusive space that fosters creativity, curiosity, and imagination for families with young children.

Operations

Locations & Facilities

Bear Cub Play Cafe is aiming to be located in a 3,000 or more square foot space in Jeffersonville, with an initial investment of $350,000. The play cafe will be divided into two main areas: the play area and the food and beverage area.

The play area will be equipped with various interactive play equipment, including small-sized indoor active play equipment and play structures, developmentally appropriate toys, imagination-building toys and activities, and so much more. We will offer open play sessions and host birthday parties and other private events. The play area will be designed to accommodate children between the ages of 0-4 years old. There will be areas surrounding the play space with work stations and comfortable seating options for parents.

The food and beverage area will serve a variety of healthy and tasty snacks, meals, and beverages for both adults and children. We will partner with local restaurants and bakeries to offer a range of options, including organic, gluten-free, and vegan choices. The cafe will also have a lounge area with comfortable seating for parents and caregivers to relax and enjoy their food and beverage while watching their children play.

Design Inspiration

We've created a Pinterest Board to begin working out what Bear Cub Play Cafe will look like and we've included pictures of the board below, for reference.



Technology

There are several important software, hardware, and other information technology that will be used to operate Bear Cub Play Cafe:

1. Point-of-sale (POS) system will be used to process orders, manage inventory, and track sales data. This will allow us to efficiently manage our operations and make data-driven decisions. The POS system will also be integrated with

our online ordering system to provide a seamless ordering experience for our customers.

2. Customer relationship management (CRM) system to manage our customer database and track customer interactions. This will enable us to better understand our customers' needs and preferences, and tailor our marketing and sales strategies accordingly.
3. Scheduling and booking software to manage our play sessions and private event bookings. This will enable us to efficiently schedule and manage our resources, and provide a seamless booking experience for our customers.
4. Digital marketing tools such as a website, social media advertising, and email marketing software to promote our business and reach our target audience. This will allow us to efficiently and effectively reach potential customers and drive sales.

Overall, the use of software, hardware, and other information technology will enable us to operate efficiently, make data-driven decisions, and provide a seamless and convenient experience for our customers.

Equipment & Tools

Some specialty equipment that will be needed for Bear Cub Play Cafe includes:

1. Indoor active play equipment and play structures.
2. Open-ended toys to develop imaginative play.
3. Tables and chairs for the food and beverage area.
4. Plates, cutlery, and necessary paper products for the food and beverages.
5. Cooking equipment such as an oven, refrigerator, and microwave.
6. Audio and visual equipment for event and party bookings.
7. Cleaning and maintenance equipment such as a vacuum, mop, and cleaning supplies.

Roadmap

Bear Cub Play Cafe plans to continuously improve and expand its offerings to better serve its customers. One plan is to introduce new menu items and expand our selection of healthy and organic options. We will work with local suppliers and vendors to ensure we source high-quality ingredients that align with our values and mission.

In addition to our food and beverage offerings, we plan to offer more educational and enrichment activities for children. This includes partnering with local organizations to offer classes such as music, art, and language classes. We also plan to host more community events such as book readings, movie nights, and holiday celebrations.

To support our expansion plans, we plan to invest in additional equipment and technology, such as a sound system and projector for events, and new kitchen equipment to support our expanded menu.

We believe these improvements will enable us to better meet the needs of our customers and provide them with a more enjoyable experience. We plan to roll out these improvements gradually over the next few years, with the goal of completing them by the end of year three.

Overall, our goal is to continue to evolve and grow our business to meet the changing needs of our customers, while remaining true to our core values of providing a safe, healthy, and educational environment for children and families.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Details
Developing a business plan	Completed	Finalizing all the details as much as possible.
Securing funding	April 15, 2023	Deciding what our next steps should be to secure funding. Scheduling meetings with investors, etc.
Finding a location	May 31, 2023	Finding a great commercial location that will give us plenty of open space to create the environment we are envisioning.
Renovating the space	June 01, 2023	Begin renovations on the space we find!
Hiring staff	July 15, 2023	
Preparing for opening day	July 30, 2023	
Launch Day!	August 01, 2023	

Key metrics

There are several performance metrics that are important for understanding how Bear Cub Play Cafe's business is doing:

1. **Revenue**: This is the total amount of money that the business is generating from play passes, food and beverage sales, and private event bookings.
2. **Customer Acquisition Cost (CAC)**: This is the cost of acquiring a new customer, which can help determine the effectiveness of the marketing and sales strategies.
3. **Customer Retention Rate**: This is the percentage of customers that return to the play cafe after their initial visit, which is an important indicator of customer satisfaction and loyalty.

4. **Average Revenue per User (ARPU)**: This is the average amount of revenue generated per customer, which can help determine how much each customer is worth to the business.
5. **Occupancy Rate**: This is the percentage of the play area that is occupied by customers at any given time, which can help determine the efficiency of the business operations and the popularity of the play cafe.
6. **Net Promoter Score (NPS)**: This is a measure of customer satisfaction and loyalty, based on how likely customers are to recommend the business to others.

By tracking and analyzing these performance metrics, Bear Cub Play Cafe can gain valuable insights into the effectiveness of its business strategies, as well as identify areas for improvement and growth.

Company

Overview

Bear Cub Play Cafe will be established as a registered LLC and will have two founders; husband and wife, Renny and Cortney Kaczmarek, who will be co-owners with equal shares.

Currently, there are no outside investors who are involved. There is a potential opportunity for investors to join in the future, as we solidify the plan for the business and begin implementing the strategies set forth.

Team

Management team

Co-Owner, President, CEO, & CFO: Cortney Kaczmarek

Cortney is experienced in starting, owning and managing the operations of small businesses and Non-Profit Organizations around the US. Cortney has been in administration and management at some capacity for well over 10 years and brings a wide variety of important skills and knowledge with her. She is also a mother of a two-year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe. Being a stay-at-home Mom, Cortney has first-hand experience being patient and having excellent communication skills. She also has the ability to multitask and works well under pressure.

Skills Include:

- Business Entity Establishment & Management
- Business Operations Management
- Bookkeeping & Financial Management
- Marketing & Social Media Management
- Website & App design
- Networking

- Event Planning
- Childcare & Child Development Knowledge & Training

Co-Owner, Vice-President & COO: Renny Kaczmarek

Renny is an experienced and successful small business owner. Along with his knowledge of owning and running a business, Renny also brings to the table a medical background. After being a Medic in the United States Army for 6.5 years, he has training in Infant and Child life-saving strategies and other medical tactics that can bring peace of mind and can be taught to our staff in order to provide a safe environment for parents and children. Last, but not least, he is a father to a two-year-old daughter, giving her expertise in the need for and clientele of Bear Cub Play Cafe.

Skills Include:

- Business Operations Management
- Construction Expertise
- Design & Engineering Knowledge
- Medical Background
- Social Media Management
- Childcare & Child Development Knowledge & Training

Advisors

One of our biggest mentors and advisors has been the team and partners at the Southern Indiana Chamber of Commerce and Indiana Small Business Development Center. They have helped guide us and have provided valuable tools and information to get us started on this venture.

We also have the support of our tax & financial advisor; a professional who is certified in the Profit First method, on whom we rely for guidance and expertise.

We are grateful to have one potential investor who is also a parent in the Southern Indiana area who feels the need for family-friendly activities geared towards younger children.

We are supported by our friends and family, most of whom also have young children, and feel the need for this type of business in our community. These friends and family have already been generous with their time and opinions by filling out our first market research survey, and we know they will continue to be valuable resources.

Financial Plan

Forecast

Key assumptions

Assumptions:

- Playtime fees are based on an overall average of 50 children per day at starting at $10 per entry, 7 days a week from 9 AM to 5 PM (except Bank Holidays). Play fees slowly rise over time as improvements, additions, and popularity increase.
- Food and beverage sales are estimated based on an average spend of $10 per person per visit
- Birthday parties and special events are estimated based on an average of 2 parties per month, with an average spend of $500 per party, increasing slowly over time.
- Salaries and benefits are based on a slow increase in personnel. We will begin lean and end Year 3 with 5 full-time and part-time employees, with an average hourly rate of $25.
- Operating expenses include utilities, rent, insurance, payroll, and other miscellaneous expenses, and are estimated to be 10% of total revenue
- Seasonality for each year; we're taking accounting for increased attendance in summer and during winter holidays/school breaks.
- Client retention and overall growth increases year-over-year as a result of great business practices including marketing and customer service.

The financial forecast for Bear Cub Play Cafe, a new business venture in Southern Indiana, predicts a promising future. The startup costs are estimated at $350,000 with an opening date of August 2023.

The estimated revenue for year 1 (2023) is $123,450 with an estimated net profit of $18,828 after operating expenses.

For year 2 (2024), the forecast predicts revenue growth from year 1, with estimated revenue of $395,058 and estimated net profit of $75,903, after operating expenses.

Year 3 (2025) is projected to see revenue growth from year 2, with estimated revenue of $659,855 and estimated net profit of $267,938 after operating expenses.

Overall, the financial forecast suggests that Bear Cub Play Café has the potential to become a successful and profitable business venture in Southern Indiana.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

The startup cost for Bear Cub Play Cafe is estimated to be $350,000. This will cover the cost of leasing a suitable commercial space, purchasing play equipment, furniture, inventory, and marketing expenses.

- **Commercial space lease: $60,000 –** This will cover the cost of renting a suitable commercial space for the play cafe, including rent and deposit.
- **Play equipment: $150,000 –** This will cover the cost of purchasing and installing play equipment, such as a play structures, ball pit, built-in slides, and more.
- **Furniture and fixtures: $20,000 –** This will cover the cost of purchasing furniture and fixtures for the play area, such as tables, chairs, and shelving units.
- **Inventory and supplies: $20,000 –** This will cover the cost of purchasing inventory and supplies for the on-site cafe, such as food and beverage products, utensils, and paper products.
- **Marketing and advertising: $30,000 –** This will cover the cost of marketing and advertising the play cafe, including the design and printing of flyers, brochures, and other marketing materials, as well as online advertising and promotions.
- **Licenses and permits: $10,000 –** This will cover the cost of obtaining the necessary licenses and permits to operate the play cafe, such as health and safety permits, and business licenses.
- **Legal and professional fees: $10,000 –** This will cover the cost of hiring legal and professional services, such as an accountant and lawyer, to help with the setup and ongoing operation of the play cafe.
- **Employees & Contractors: $50,000 –** This will cover the initial cost of hiring our first employees and the contractors needed to build out the cafe and play area.

Total startup cost: $350,000

Sources of Funds

We will be seeking financing from any and all available sources. The initial startup cost for this type of business is high, therefore we will be looking at business loans along with investors.

Our goal is to have enough funding to begin by June 1, 2023.

Statements

Projected Profit and Loss

	2023	2024	2025
Revenue	**$123,450**	**$395,058**	**$745,063**
Direct Costs	**$17,025**	**$48,741**	**$85,208**
Gross Margin	$106,425	$346,317	$659,856
Gross Margin %	**86%**	**88%**	**89%**
Operating Expenses			
Salaries & Wages	$18,754	$88,754	$150,000
Employee Related Expenses	$3,751	$17,751	$30,000
Commercial Lease	$25,000	$60,000	$60,000
Marketing	$1,500	$3,600	$3,600
Licenses and Permits	$4,165	$10,000	$10,000
Legal and professional fees	$4,165	$10,000	$10,000
Utilities	$10,000	$24,000	$24,000
Total Operating Expenses	**$67,335**	**$214,105**	**$287,600**
Operating Income	**$39,090**	**$132,212**	**$372,256**
Interest Incurred			
Depreciation and Amortization	$14,167	$34,000	$34,000
Gain or Loss from Sale of Assets			
Income Taxes	$4,985	$19,642	$67,651
Total Expenses	**$103,511**	**$316,488**	**$474,458**
Net Profit	**$19,939**	**$78,570**	**$270,605**
Net Profit / Sales	**16%**	**20%**	**36%**

Projected Balance Sheet

	2023	2024	2025
Cash	($139,592)	($70,252)	$119,048
Accounts Receivable	$0	$0	$0
Inventory	$2,880	$7,101	$7,101
Other Current Assets			
Total Current Assets	**($136,712)**	**($63,152)**	**$126,149**
Long-Term Assets	$170,000	$170,000	$170,000
Accumulated Depreciation	($14,167)	($48,167)	($82,167)
Total Long-Term Assets	**$155,833**	**$121,833**	**$87,833**
Total Assets	**$19,122**	**$58,682**	**$213,982**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,045	$2,854	$16,911
Sales Taxes Payable	$5,632	$7,098	$13,039
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$9,677**	**$9,952**	**$29,950**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$9,677**	**$9,952**	**$29,950**
Paid-In Capital			
Retained Earnings	($10,494)	($29,841)	($86,573)
Earnings	$19,939	$78,570	$270,605
Total Owner's Equity	**$9,445**	**$48,730**	**$184,032**
Total Liabilities & Equity	**$19,122**	**$58,682**	**$213,982**

Projected Cash Flow Statement

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$19,939	$78,570	$270,605
Depreciation & Amortization	$14,167	$34,000	$34,000
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($2,880)	($4,221)	$0
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,045	($1,191)	$14,057
Change in Sales Tax Payable	$5,632	$1,466	$5,941
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$40,902**	**$108,625**	**$324,603**
Investing & Financing			
Assets Purchased or Sold	($170,000)		
Net Cash from Investing	**($170,000)**		
Investments Received			
Dividends & Distributions	($10,493.93)	($39,285.10)	($135,302.25)
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing	**($10,494)**	**($39,285)**	**($135,302)**
Cash at Beginning of Period	$0	($139,592)	($70,252)
Net Change in Cash	($139,592)	$69,339	$189,300
Cash at End of Period	**($139,592)**	**($70,252)**	**$119,048**

Appendix

Profit and Loss Statement (With monthly detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Revenue												
Playtime fees								$8,000	$12,000	$13,000	$11,200	$14,000
Food and beverage sales								$7,500	$11,500	$12,900	$11,100	$13,750
Birthday Parties and Special Events								$2,000	$2,000	$2,000	$1,500	$1,000
Total Revenue								$17,500	$25,500	$27,900	$23,800	$28,750
Direct Costs												
Cost of Goods Sold								$2,250	$3,450	$3,870	$3,330	$4,125
Total Direct Costs								$2,250	$3,450	$3,870	$3,330	$4,125
Gross Margin								$15,250	$22,050	$24,030	$20,470	$24,625
Gross Margin %								87%	86%	86%	86%	86%
Operating Expenses												
Salaries and Wages												
Cafe Attendant / Admin (0.81)								$2,083	$2,084	$2,084	$2,084	$2,084
Manager (0.53)												

Child Care Specialist (0.47)					
Event Coordinator (0.33)					
Janitor / Safety Attendant (0.81)	$1,667	$1,667	$1,667	$1,667	$1,667
Total Salaries & Wages	$3,750	$3,751	$3,751	$3,751	$3,751
Employee Related Expenses	$750	$750	$750	$750	$750
Commercial Lease	$5,000	$5,000	$5,000	$5,000	$5,000
Marketing	$300	$300	$300	$300	$300
Licenses and Permits	$833	$833	$833	$833	$833
Legal and professional fees	$833	$833	$833	$833	$833
Utilities	$2,000	$2,000	$2,000	$2,000	$2,000
Total Operating Expenses	$13,466	$13,467	$13,467	$13,467	$13,467
Operating Income	$1,784	$8,583	$10,563	$7,003	$11,158
Interest Incurred					
Depreciation and Amortization	$2,833	$2,833	$2,833	$2,833	$2,833
Gain or Loss from Sale of Assets					
Income Taxes	$0	$940	$1,546	$834	$1,665
Total Expenses	$18,549	$20,691	$21,717	$20,465	$22,091

Cortney Kaczmarek

Net Profit	($1,049)	$4,809	$6,183	$3,335	$6,659
Net Profit / Sales	(6%)	19%	22%	14%	23%

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Revenue												
Playtime fees	$12,000	$12,750	$15,000	$16,250	$17,500	$20,000	$18,225	$19,800	$18,563	$17,250	$16,875	$18,875
Food and beverage sales	$9,600	$10,200	$12,000	$13,000	$14,000	$16,000	$14,580	$15,840	$14,850	$13,800	$13,500	$15,100
Birthday Parties and Special Events	$2,500	$2,500	$2,500	$2,500	$3,500	$2,500	$2,500	$2,500	$2,500	$2,500	$2,000	$1,500
Total Revenue	$24,100	$25,450	$29,500	$31,750	$35,000	$38,500	$35,305	$38,140	$35,913	$33,550	$32,375	$35,475
Direct Costs												
Cost of Goods Sold	$2,880	$3,060	$3,600	$3,900	$4,200	$4,800	$4,374	$4,752	$4,455	$4,140	$4,050	$4,530
Total Direct Costs	$2,880	$3,060	$3,600	$3,900	$4,200	$4,800	$4,374	$4,752	$4,455	$4,140	$4,050	$4,530
Gross Margin	$21,220	$22,390	$25,900	$27,850	$30,800	$33,700	$30,931	$33,388	$31,458	$29,410	$28,325	$30,945
Gross Margin %	88%	88%	88%	88%	88%	88%	88%	88%	88%	88%	87%	87%
Operating Expenses												
Salaries and Wages												
Cafe Attendant / Admin (0.81)	$2,083	$2,083	$2,083	$2,083	$2,083	$2,083	$2,083	$2,083	$2,084	$2,084	$2,084	$2,084
Manager (0.53)						$4,167	$4,167	$4,167	$4,167	$4,167	$4,167	$4,167
Child Care Specialist (0.47)								$2,917	$2,917	$2,917	$2,917	$2,917
Event Coordinator (0.33)												

Janitor / Safety Attendant (0.81)	$1,666	$1,666	$1,666	$1,666	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
Total Salaries & Wages	$3,749	$3,749	$3,749	$3,749	$3,750	$7,917	$7,917	$10,834	$10,835	$10,835	$10,835	$10,835
Employee Related Expenses	$750	$750	$750	$750	$750	$1,583	$1,583	$2,167	$2,167	$2,167	$2,167	$2,167
Commercial Lease	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Marketing	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Licenses and Permits	$833	$833	$833	$833	$833	$833	$833	$833	$834	$834	$834	$834
Legal and professional fees	$833	$833	$833	$833	$833	$833	$833	$833	$834	$834	$834	$834
Utilities	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000	$2,000
Total Operating Expenses	$13,465	$13,465	$13,465	$13,465	$13,466	$18,466	$18,466	$21,967	$21,970	$21,970	$21,970	$21,970
Operating Income	$7,755	$8,925	$12,435	$14,385	$17,334	$15,234	$12,465	$11,421	$9,488	$7,440	$6,355	$8,975
Interest Incurred												
Depreciation and Amortization	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833
Gain or Loss from Sale of Assets												
Income Taxes	$984	$1,218	$1,921	$2,310	$2,900	$2,480	$1,927	$1,717	$1,331	$921	$705	$1,228
Total Expenses	$20,162	$20,576	$21,819	$22,508	$23,399	$28,580	$27,601	$31,269	$30,589	$29,864	$29,558	$30,561
Net Profit	$3,938	$4,874	$7,681	$9,242	$11,601	$9,920	$7,704	$6,871	$5,324	$3,686	$2,817	$4,914
Net Profit / Sales	16%	19%	26%	29%	33%	26%	22%	18%	15%	11%	9%	14%

	2023	2024	2025
Revenue			
Playtime fees	$58,200	$203,088	$426,038
Food and beverage sales	$56,750	$162,470	$284,025
Birthday Parties and Special Events	$8,500	$29,500	$35,000
Total Revenue	**$123,450**	**$395,058**	**$745,063**
Direct Costs			
Cost of Goods Sold	$17,025	$48,741	$85,208
Total Direct Costs	**$17,025**	**$48,741**	**$85,208**
Gross Margin	$106,425	$346,317	$659,856
Gross Margin %	**86%**	**88%**	**89%**
Operating Expenses			
Salaries and Wages			
Cafe Attendant / Admin (0.81)	$10,419	$25,000	$25,000
Manager (0.53)		$29,169	$50,000
Child Care Specialist (0.47)		$14,585	$35,000
Event Coordinator (0.33)			$20,000
Janitor / Safety Attendant (0.81)	$8,335	$20,000	$20,000
Total Salaries & Wages	$18,754	$88,754	$150,000
Employee Related Expenses	$3,751	$17,751	$30,000
Commercial Lease	$25,000	$60,000	$60,000
Marketing	$1,500	$3,600	$3,600
Licenses and Permits	$4,165	$10,000	$10,000
Legal and professional fees	$4,165	$10,000	$10,000

Cortney Kaczmarek

Utilities	$10,000	$24,000	$24,000
Total Operating Expenses	**$67,335**	**$214,105**	**$287,600**
Operating Income	**$39,090**	**$132,212**	**$372,256**
Interest Incurred			
Depreciation and Amortization	$14,167	$34,000	$34,000
Gain or Loss from Sale of Assets			
Income Taxes	$4,985	$19,642	$67,651
Total Expenses	**$103,511**	**$316,488**	**$474,458**
Net Profit	**$19,939**	**$78,570**	**$270,605**
Net Profit / Sales	**16%**	**20%**	**36%**

Cortney Kaczmarek

Balance Sheet (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$0	$0	$0	$0	$0	$0	($2,250)	($170,441)	($162,898)	($156,884)	($150,678)	($139,592)
Accounts Receivable								$0	$0	$0	$0	$0
Inventory	$0	$0	$0	$0	$0	$0	$2,250	$3,450	$3,870	$3,330	$4,125	$2,880
Other Current Assets												
Total Current Assets	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**($166,991)**	**($159,028)**	**($153,554)**	**($146,553)**	**($136,712)**
Long-Term Assets								$170,000	$170,000	$170,000	$170,000	$170,000
Accumulated Depreciation								($2,833)	($5,667)	($8,500)	($11,333)	($14,167)
Total Long-Term Assets								**$167,167**	**$164,333**	**$161,500**	**$158,667**	**$155,833**
Total Assets	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$176**	**$5,305**	**$7,946**	**$12,114**	**$19,122**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable								$0	$940	$1,546	$2,380	$4,045
Sales Taxes Payable								$1,225	$3,010	$1,953	$3,619	$5,632
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$1,225**	**$3,950**	**$3,499**	**$5,999**	**$9,677**
Long-Term Debt												
Long-Term Liabilities												

Cortney Kaczmarek

Total Liabilities	$0	$0	$0	$0	$0	$0	$0	$1,225	$3,950	$3,499	$5,999	$9,677
Paid-In Capital												
Retained Earnings								$0	($2,405)	($5,496)	($7,164)	($10,494)
Earnings								($1,049)	$3,760	$9,944	$13,279	$19,939
Total Owner's Equity								($1,049)	$1,355	$4,447	$6,115	$9,445
Total Liabilities & Equity	$0	$0	$0	$0	$0	$0	$0	$176	$5,305	$7,946	$12,114	$19,122

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash	($137,930)	($130,201)	($123,886)	($121,855)	($108,471)	($95,077)	($99,430)	($88,477)	($78,822)	($83,416)	($76,684)	($70,252)
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$3,060	$3,600	$3,900	$4,200	$4,800	$4,374	$4,752	$4,455	$4,140	$4,050	$4,530	$7,101
Other Current Assets												
Total Current Assets	($134,870)	($126,601)	($119,986)	($117,655)	($103,671)	($90,703)	($94,678)	($84,022)	($74,682)	($79,366)	($72,154)	($63,152)
Long-Term Assets	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000	$170,000
Accumulated Depreciation	($17,000)	($19,833)	($22,667)	($25,500)	($28,333)	($31,167)	($34,000)	($36,833)	($39,667)	($42,500)	($45,333)	($48,167)
Total Long-Term Assets	$153,000	$150,167	$147,333	$144,500	$141,667	$138,833	$136,000	$133,167	$130,333	$127,500	$124,667	$121,833
Total Assets	$18,130	$23,565	$27,347	$26,845	$37,995	$48,130	$41,322	$49,145	$55,652	$48,134	$52,513	$58,682
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$5,029	$6,247	$4,123	$2,310	$5,210	$7,690	$1,927	$3,644	$4,975	$921	$1,626	$2,854
Sales Taxes Payable	$1,687	$3,468	$5,533	$2,223	$4,673	$7,368	$2,471	$5,141	$7,655	$2,348	$4,614	$7,098
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	$6,716	$9,715	$9,656	$4,533	$9,883	$15,058	$4,398	$8,785	$12,630	$3,269	$6,240	$9,952
Long-Term Debt												
Long-Term Liabilities												

Total Liabilities	$6,716	$9,715	$9,656	$4,533	$9,883	$15,058	$4,398	$8,785	$12,630	$3,269	$6,240	$9,952
Paid-In Capital												
Retained Earnings	$7,476	$5,039	$1,198	($3,423)	($9,223)	($14,183)	($18,035)	($21,471)	($24,133)	($25,975)	($27,384)	($29,841)
Earnings	$3,938	$8,812	$16,493	$25,734	$37,335	$47,255	$54,960	$61,831	$67,154	$70,840	$73,657	$78,570
Total Owner's Equity	$11,414	$13,850	$17,691	$22,312	$28,112	$33,072	$36,924	$40,360	$43,022	$44,865	$46,273	$48,730
Total Liabilities & Equity	$18,130	$23,565	$27,347	$26,845	$37,995	$48,130	$41,322	$49,145	$55,652	$48,134	$52,513	$58,682

Cortney Kaczmarek

	2023	2024	2025
Cash	($139,592)	($70,252)	$119,048
Accounts Receivable	$0	$0	$0
Inventory	$2,880	$7,101	$7,101
Other Current Assets			
Total Current Assets	**($136,712)**	**($63,152)**	**$126,149**
Long-Term Assets	$170,000	$170,000	$170,000
Accumulated Depreciation	($14,167)	($48,167)	($82,167)
Total Long-Term Assets	**$155,833**	**$121,833**	**$87,833**
Total Assets	**$19,122**	**$58,682**	**$213,982**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$4,045	$2,854	$16,911
Sales Taxes Payable	$5,632	$7,098	$13,039
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$9,677**	**$9,952**	**$29,950**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$9,677**	**$9,952**	**$29,950**
Paid-In Capital			
Retained Earnings	($10,494)	($29,841)	($86,573)
Earnings	$19,939	$78,570	$270,605
Total Owner's Equity	**$9,445**	**$48,730**	**$184,032**

43

Cortney Kaczmarek

Total Liabilities & Equity	$19,122	$58,682	$213,982

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit								($1,049)	$4,809	$6,183	$3,335	$6,659
Depreciation & Amortization								$2,833	$2,833	$2,833	$2,833	$2,833
Change in Accounts Receivable								$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	($2,250)	($1,200)	($420)	$540	($795)	$1,245
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable								$0	$940	$606	$834	$1,665
Change in Sales Tax Payable								$1,225	$1,785	($1,057)	$1,666	$2,013
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**($2,250)**	**$1,809**	**$9,948**	**$9,106**	**$7,874**	**$14,416**
Investing & Financing												
Assets Purchased or Sold								($170,000)				
Net Cash from Investing								**($170,000)**				

Investments Received												
Dividends & Distributions								$0	($2,404.73)	($3,091.73)	($1,667.73)	($3,329.73)
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing								**$0**	**($2,405)**	**($3,092)**	**($1,668)**	**($3,330)**
Cash at Beginning of Period	$0	$0	$0	$0	$0	$0	$0	($2,250)	($170,441)	($162,898)	($156,884)	($150,678)
Net Change in Cash	$0	$0	$0	$0	$0	$0	($2,250)	($168,191)	$7,543	$6,014	$6,206	$11,086
Cash at End of Period	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**($2,250)**	**($170,441)**	**($162,898)**	**($156,884)**	**($150,678)**	**($139,592)**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	$3,938	$4,874	$7,681	$9,242	$11,601	$9,920	$7,704	$6,871	$5,324	$3,686	$2,817	$4,914
Depreciation & Amortization	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833	$2,833
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	($180)	($540)	($300)	($300)	($600)	$426	($378)	$297	$315	$90	($480)	($2,571)
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	($3,945)	$1,781	$2,065	($3,310)	$2,450	$2,695	($4,897)	$2,670	$2,514	($5,307)	$2,266	$2,484
Change in Income Tax Payable	$984	$1,218	($2,124)	($1,813)	$2,900	$2,480	($5,763)	$1,717	$1,331	($4,054)	$705	$1,228
Change in Prepaid Revenue												
Net Cash Flow from Operations	$3,630	$10,166	$10,155	$6,652	$19,184	$18,355	($500)	$14,388	$12,317	($2,752)	$8,141	$8,888
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

Cortney Kaczmarek

Dividends & Distributions	($1,968.93)	($2,436.93)	($3,840.43)	($4,620.93)	($5,800.33)	($4,960.13)	($3,852.13)	($3,435.43)	($2,661.83)	($1,842.83)	($1,408.33)	($2,456.83)
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing	**($1,969)**	**($2,437)**	**($3,840)**	**($4,621)**	**($5,800)**	**($4,960)**	**($3,852)**	**($3,435)**	**($2,662)**	**($1,843)**	**($1,408)**	**($2,457)**
Cash at Beginning of Period	($139,592)	($137,930)	($130,201)	($123,886)	($121,855)	($108,471)	($95,077)	($99,430)	($88,477)	($78,822)	($83,416)	($76,684)
Net Change in Cash	$1,661	$7,729	$6,315	$2,031	$13,384	$13,394	($4,353)	$10,953	$9,655	($4,595)	$6,733	$6,431
Cash at End of Period	**($137,930)**	**($130,201)**	**($123,886)**	**($121,855)**	**($108,471)**	**($95,077)**	**($99,430)**	**($88,477)**	**($78,822)**	**($83,416)**	**($76,684)**	**($70,252)**

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	$19,939	$78,570	$270,605
Depreciation & Amortization	$14,167	$34,000	$34,000
Change in Accounts Receivable	$0	$0	$0
Change in Inventory	($2,880)	($4,221)	$0
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$4,045	($1,191)	$14,057
Change in Sales Tax Payable	$5,632	$1,466	$5,941
Change in Prepaid Revenue			
Net Cash Flow from Operations	$40,902	$108,625	$324,603
Investing & Financing			
Assets Purchased or Sold	($170,000)		
Net Cash from Investing	**($170,000)**		
Investments Received			
Dividends & Distributions	($10,493.93)	($39,285.10)	($135,302.25)
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing	**($10,494)**	**($39,285)**	**($135,302)**
Cash at Beginning of Period	$0	($139,592)	($70,252)
Net Change in Cash	($139,592)	$69,339	$189,300
Cash at End of Period	**($139,592)**	**($70,252)**	**$119,048**